UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-52452
CUSIP NUMBER:	26700M109

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	April 30, 2012

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

DUSSAULT APPAREL INC.
Full Name of Registrant

Former Name if Applicable

1308 Factory Place, Suite 311
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90013
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the six months ended April 30, 2012 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  We were not able to complete all of the financial information required to allow sufficient time for our independent auditors to be able to finalize their review and provide their consent by the filing deadline of June 14, 2012.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert Mintak	323	843-2186
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
Revenue for the six month period ending April 30, 2012 totaled $22,129 as compared to revenues of $30,904 for the same period ending April 30, 2011.  Operating expenses decreased over the respective periods from $168,970 (2011) to $70,172 for the six month period ending April 30, 2012.  The reduction to operating expenses is predominantly related to a change in operational activity which resulted in decreased expenditures for consulting services and general administrative expenditures.  Other income and expenses are expected to reflect a trademark impairment charge of approximately $7,468 in the six month period ended April 30, 2012 with no comparative entry in the same period ended April 30, 2011.  In addition, we recorded interest expense of $37,135 in the current period, as compared to interest expense of $72,505 in the six month period ended April 30, 2011.

As at the six months ended April 30, 2012, the Company expects to record a net loss of approximately $92,646, compared to a net loss of $238,173 in the prior period ended April 30, 2011.

DUSSAULT APPAREL INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 14, 2012	By:	/s/ Robert Mintak
		Name:	Robert Mintak
		Title:	Chief Operating Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).